Filed by DelMar Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-239215

Subject Company: Adgero Biopharmaceuticals Holdings, Inc.

SEC File No.: 333-216052

DelMar Pharmaceuticals, Inc. intends to send the following letter to certain of its stockholders beginning on or around July 30, 2020.

July 28, 2020

Dear Stockholder:

We have previously sent to you proxy materials for the important Special Meeting of Stockholders of DelMar Pharmaceuticals, Inc., to be held on August 14, 2020. Your Board of Directors unanimously recommends that stockholders vote FOR the proposals in the proxy materials regarding the proposed merger of our wholly owned subsidiary with Adgero Biopharmaceuticals Holdings, Inc., and the future operations of DelMar.

The merger cannot be consummated without the approval of Proposal 1. Additionally, the affirmative vote of holders of at least a majority of the outstanding shares of DelMar’s common stock is required to approve Proposals 2 and 3.

Your vote is important, no matter how many or how few shares you may own.  Please vote TODAY by following the instructions on the enclosed proxy card or voting instruction form.  You may vote by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card or voting instruction form.

Should you have any questions or need assistance, please call our proxy solicitor, Alliance Advisors, at 866-619-8907.

Very truly yours,

/s/ Saiid Zarrabian

Saiid Zarrabian

President and Chief Executive Officer

Additional Information and Where to Find It

This letter is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This letter relates to the proposed merger of DelMar and Adgero. In connection with the proposed merger, DelMar has filed a registration statement on Form S-4, which includes a document that serves as a prospectus and proxy statement of DelMar (the “proxy statement/prospectus”), and DelMar will file other documents regarding the proposed merger transaction with the U.S. Securities and Exchange Commission (the “SEC”). No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER. A definitive proxy statement/prospectus has been sent to DelMar’s stockholders. Investors and security holders will be able to obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by DelMar with the SEC may also be obtained free of charge from DelMar by requesting them by mail at DelMar Pharmaceuticals, Inc., 12707 High Bluff Drive, Suite 200, San Diego, CA 92130.

Participants in the Solicitation

DelMar and its respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from DelMar stockholders in respect of the proposed merger transaction. Information about DelMar’s directors and executive officers is available in DelMar’s proxy statement, filed June 2, 2020 for the 2020 Annual Meeting of Stockholders, DelMar’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019, which was filed with the SEC on September 9, 2019 and DelMar’s Current Report on Form 8-K filed on September 9, 2019. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and DelMar as indicated above.

No Offer or Solicitation

This letter shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.